

Mail Stop 3030

September 21, 2009

<u>VIA U.S. MAIL</u>

Lawrence Davis
Chief Financial Officer
Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8

> **Re:**   **Hydrogenics Corporation**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 000-31815**

Dear Mr. Davis:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief